Exhibit 99.1

NEWS RELEASE

OTC-BB: CPPXF

CONTINENTAL GEOTHERMAL ENERGY PROJECT RECEIVES US$ 11.5 MILLION GRANT

KOTA KINABALU, Malaysia – May 29, 2012 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging unconventional energy company concentrating its efforts in Southeast Asia, today announced that the Government Of Malaysia, acting through its Public Private Partnership Unit of the Prime Minister’s Department, has awarded a grant of 35 Million Malaysian Ringgit (approximately US$ 11.5 Million) to Tawau Green Energy Sdn. Bhd. (“TGE”). The Company owns a 10% stake in TGE.

TGE is developing a geothermal energy resource at a site named Apas Kiri, located in the southern portion of the Malaysian State of Sabah near the city of Tawau. Apas Kiri will be Malaysia’s first geothermal energy development. It is expected to come online by early 2015 with a rated net capacity of 30 Megawatts.

The grant was formalized in a Facilitation Funds Agreement (“FFA”) signed at a ceremony in Kota Kinabalu, Malaysia, on Friday, May 25th. The FFA was signed on behalf of the Malaysian Government by Dato’ Seri Dr. Ali Hamsa, Director General of the Public Private Partnership Unit of the Prime Minister’s Department; on behalf of TGE by its Managing Director, Mr. Ramzi Raad; and on behalf of Bank Pembangunan Malaysia Berhad (“BPMB”) by Mr. Zakaria Saad, its Head of Business Banking.

Under the FFA, the grant funding will be disbursed by BPMB, a development bank owned by the Malaysian Government and mandated to provide medium to long term financing to capital intensive development and infrastructure projects. The proceeds of the grant are to be exclusively utilized by TGE to pay for costs associated with constructing access roads and making related infrastructure improvements involving the Apas Kiri geothermal power development.

The Company’s CEO, Richard L. McAdoo, who is also the Geotechnical Director of TGE, was present and witnessed the signing. He said afterwards, “This grant reaffirms the strong commitment and firm resolve that both the Government of Malaysia and the Government of Sabah have in solving electrical power generation capacity shortfalls in Sabah utilizing renewable energy sources. This kind of fiscal incentive is essential to any green field renewable energy project’s success. Our recognition of this vital Government support was one of the principle factors in our recent decision to invest in TGE. The management of TGE has done an excellent job in highlighting the benefits of the Apas Kiri geothermal energy development to the people of Sabah and this grant is a remarkable demonstration of the Government's strong commitment of support for the timely implementation of the project."

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com or AGORACOM cppxf@agoracom.com
Further Info:	www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
The Company assumes no obligation to update the information in this release.

Statements in this news release that are not historical are forward looking statements. Forward-looking statements in this news release include: that TGE will build, own and operate a geothermal power plant in Sabah; that the plant will come online in 2015; and that the grant funds will help build road and infrastructure. Forward-looking statements are subject to risks, uncertainties and factors that include, but are not limited to the nature of major construction projects, which are subject to construction delays, cost overruns and uncertainties;, energy alternatives and pricing; dependence on existing management;, that technology may not work as expected; the government could cancel its grant and general economic conditions. In regards to our company, the following are also risk factors: we may not be able to complete our non-financial contractual obligations to acquire our interest; we may not be able to finance our contractual obligations to acquire our interest in the project; we may not be able to finance operations and growth; we may not be able to attract and retain employees and consultants; we face competition from cheaper or more accepted competitors or energy sources; it is not yet assured that TGE and our technology can perform under commercial conditions or that TGE or we can keep control on costs. In addition our company faces political risks in the regions where we operate. Readers should also refer to the risk disclosures outlined in disclosure documents filed by other early stage energy and environmental companies with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.